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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________ )*


                         Curative Health Services, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   231264 10 2
                                   -----------
                                 (CUSIP Number)


                                October 30, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                                     Page 2 of 6

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.  231264 10 2
           -----------

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                  Parsnip River Company, a Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [_]
         (b)      [_]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION      Minnesota

                          5.    SOLE VOTING POWER                       320,063
                                                              -----------------
           NUMBER OF
            SHARES        6.    SHARED VOTING POWER                           0
         BENEFICIALLY                                         -----------------
           OWNED BY
            EACH          7.    SOLE DISPOSITIVE POWER                  320,063
          REPORTING                                           -----------------
            PERSON
            WITH          8.    SHARED DISPOSITIVE POWER                      0
                                                              -----------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         320,063

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [_]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.5%

12.      TYPE OF REPORTING PERSON
         PN
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                                                                     Page 3 of 6

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.  231264 10 2
           -----------

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                  David M. Winton and Sarah R. Winton, jointly

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [_]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION      Minnesota

                          5.    SOLE VOTING POWER                        41,500
                                                              -----------------
           NUMBER OF
            SHARES        6.    SHARED VOTING POWER                     320,063
         BENEFICIALLY                                         -----------------
           OWNED BY
            EACH          7.    SOLE DISPOSITIVE POWER                   41,500
          REPORTING                                           -----------------
            PERSON
            WITH          8.    SHARED DISPOSITIVE POWER                320,063
                                                              -----------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         361,563(2)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [_]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.1%

12.      TYPE OF REPORTING PERSON
         IN

---------------------

(2) Includes 41,500 shares held jointly by reporting persons and 320,063 shares held by Parsnip River Company, a Limited Partnership of which David M. Winton and Sarah R. Winton are general partners.
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                                                                     Page 4 of 6


ITEM 1(a).   Name of Issuer
             Curative Health Services, Inc.

ITEM 1(b).   Address of Issuer's Principal Executive Offices
             150 Motor Parkway, Hauppauge, NY 11788

ITEM 2(a).   Names of Persons Filing

             Parsnip River Company, a Limited Partnership, and
             David M. Winton and Sarah R. Winton jointly and as general partners of Parsnip River Company.

ITEM 2(b).   Address of principal business office
             4422 IDS Center, 80 South 8th Street, Minneapolis, MN 55402

ITEM 2(c).   Citizenship
             Minnesota

ITEM 2(d).   Title of Class of Securities
             Common Stock

ITEM 2(e).   CUSIP Number
             231264 10 2

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
             N/A

ITEM 4.      Ownership
             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned  361,563

             (b)  Percent of class 5.1%.

             (c)  Number of shares as to which such person has:

                  1. sole power to vote or to direct the vote           0
                                                               -----------

                  2. shared power to vote or to direct the vote    361,563
                                                               -----------

                  3. sole power to dispose or to direct the
                     disposition of                                      0
                                                               -----------

                  4. shared power to dispose or to direct the
                     disposition of                                361,563
                                                               -----------

ITEM 5.      Ownership of Five Percent or Less of a Class
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person
             N/A
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                                                                     Page 5 of 6


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             N/A

ITEM 8.      Identification and Classification of Members of the Group
             N/A

ITEM 9.      Notice of Dissolution of Group
             N/A

ITEM 10.     Certification

             By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 5, 2001



                                        PARSNIP RIVER COMPANY,
                                        a Limited Partnership


By  /s/ David M. Winton
    --------------------------------
    David M. Winton                     By  /s/ David M. Winton
                                            --------------------------------
                                            David M. Winton, General Partner

By  /s/ Sarah R. Winton
    --------------------------------
    Sarah R. Winton
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                                                                     Page 6 of 6

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 5, 2001




                                        PARSNIP RIVER COMPANY,
                                        a Limited Partnership


By  /s/ David M. Winton
    --------------------------------
    David M. Winton                     By  /s/ David M. Winton
                                            --------------------------------
                                            David M. Winton, General Partner


By  /s/ Sarah R. Winton
    --------------------------------
    Sarah R. Winton